SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 1)*

ALFA CORPORATION

(Name of Issuer)

Common Stock, $1.00 Par Value

(Title of Class of Securities)

015385107

(CUSIP Number)

Al Scott

2108 E. South Boulevard

Montgomery, Alabama 36116-2015

(334) 288-3900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 6, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 015385107	13D	Page 2 of 8 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Alfa Mutual Insurance Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Alabama

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

34,296,747
8 SHARED VOTING POWER

None
9 SOLE DISPOSITIVE POWER

34,296,747
10 SHARED DISPOSITIVE POWER

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

34,296,747
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

42.63%
14	TYPE OF REPORTING PERSON

IC

CUSIP No. 015385107	13D	Page 3 of 8 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Alfa Mutual Fire Insurance Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Alabama

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

9,187,970
8 SHARED VOTING POWER

None
9 SOLE DISPOSITIVE POWER

9,187,970
10 SHARED DISPOSITIVE POWER

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,187,970
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.42%
14	TYPE OF REPORTING PERSON

IC

CUSIP No. 015385107	13D	Page 4 of 8 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Alfa Mutual General Insurance Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Alabama

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

631,166
8 SHARED VOTING POWER

None
9 SOLE DISPOSITIVE POWER

631,166
10 SHARED DISPOSITIVE POWER

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

631,166
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.78%
14	TYPE OF REPORTING PERSON

IC

Introductory Note

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) is being filed by Alfa Mutual Insurance Company, an Alabama corporation (“AMI”), Alfa Mutual Fire Insurance Company, an Alabama corporation (“AMFI”), and Alfa Mutual General Insurance Company, an Alabama corporation (“AMGI” and together with AMI and AMFI, the “Reporting Persons”) to amend the initial statement on Schedule 13D filed by the Reporting Persons on April 24, 2003 (the “Initial Statement” and together with Amendment No. 1, this “Statement”). Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to them in the Initial Statement.

Item 1.	Security and Issuer.

Item 1 is hereby amended and restated in its entirety as follows:

This Statement relates to the common stock, par value $1.00 per share (the “Common Stock”), of Alfa Corporation (the “Issuer”). The principal executive offices of the Issuer are located at 2108 E. South Boulevard, Montgomery, Alabama 36116-2015.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated in its entirety as follows:

Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information provided by another Reporting Person. By its signature on this Statement, each Reporting Person agrees that this Statement is filed on behalf of such Reporting Person.

(a) This Statement is filed jointly by the Reporting Persons, each of which is an Alabama corporation, pursuant to Rule 13d-1(k) promulgated under Section 13 of the Securities Exchange Act of 1934, as amended (the “Act”). The name, address and principal occupation, as applicable, of each director and executive officer of each Reporting Person (each, a “Disclosed Party” and collectively, the “Disclosed Parties”) is set forth on Schedules 1-A through 1-C hereto.

(b) Each Reporting Person has its principal business and principal office address at 2108 E. South Boulevard, Montgomery, Alabama 36116-2015.

(c) Each Reporting Person is an insurance company organized under Alabama law.

(d) During the last five years, no Reporting Person or, to the knowledge of any Reporting Person, no Disclosed Party, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, no Reporting Person or, to the knowledge of any Reporting Person, no Disclosed Party, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each Disclosed Party is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated in its entirety as follows:

The information set forth in Item 4 of the cover page of each Reporting Person to this Statement is hereby incorporated by reference herein.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and restated in its entirety as follows:

AMI is and has been a controlling shareholder of the Issuer. The Reporting Persons together own in excess of 50 percent of the Common Stock. The directors and executive officers of the Reporting Persons are the same persons.

The Reporting Persons intend to review their investment in the Issuer in light of numerous factors on a continuing basis, the result of which may relate to or result in one or more of the transactions or events set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D under the Act. The factors the Reporting Persons may consider include, without limitation, general market and economic conditions, an on-going analysis of the Issuer’s business, financial condition, operations and prospects, the relative attractiveness of alternative business and investment opportunities, and other future developments. In addition, from time to time and depending on the factors discussed above, the Reporting Persons may acquire additional securities of the Issuer in the open market or in privately negotiated transactions or dispose of some or all of their holdings in the Issuer in the open market or in privately negotiated transactions.

Although the foregoing reflects potential activities presently contemplated by the Reporting Persons with respect to the Issuer, the foregoing is subject to change at any time, and there can be no assurance that the Reporting Persons will take any of the actions referred to above or participate in a group that will take any of the actions referred to above.

Item 5. Interest in the Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

The responses to Items 7 through 13 on the cover page provided for each Reporting Person to this Statement that relate to the beneficial ownership of the Common Stock, are incorporated hereby by reference.

The information set forth in Item 4 of this Statement is hereby incorporated by reference herein.

(a) There were 80,459,113 shares of Common Stock issued and outstanding as of December 31, 2006. The Reporting Persons beneficially own, directly or indirectly, an aggregate of 44,115,883 shares of Common Stock, (representing approximately 54.83% of the outstanding shares of Common Stock).

Each Disclosed Party disclaims membership in a “group” for purposes of Section 13 of the Act. The filing of this Statement shall not be construed as an admission that any Disclosed Party is the beneficial owner of shares held by a group or that any Disclosed Party constitutes a group. Each Reporting Person and Disclosed Party is not responsible for the accuracy of any information filed in this Statement relating to any Reporting Person or Disclosed Party other than itself and its related persons or entities.

(b) Each Reporting Person possesses sole power to direct the voting and disposition of the shares of Common Stock held by each Reporting Person. Each Disclosed Party possesses the sole power to direct the voting and disposition of its respective shares of Common Stock.

(c) No transactions in the Common Stock have been effected by any of the Reporting Persons during the past sixty days.

(d) With respect to the Common Stock held by any Reporting Person, there is no person that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such stock other than such Reporting Person.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and restated in its entirety as follows:

The information set forth in Item 4 of this Statement is hereby incorporated by reference herein.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 6, 2007	ALFA MUTUAL INSURANCE COMPANY

By:

/s/ Jerry A. Newby
	Name:	Jerry A. Newby
	Title:	Chairman

Dated: March 6, 2007	ALFA MUTUAL FIRE INSURANCE COMPANY

By:

/s/ Jerry A. Newby
	Name:	Jerry A. Newby
	Title:	Chairman

Dated: March 6, 2007	ALFA MUTUAL GENERAL INSURANCE COMPANY

By:

/s/ Jerry A. Newby
	Name:	Jerry A. Newby
	Title:	Chairman

SCHEDULE 1-A

Alfa Mutual Insurance Company

Directors and Executive Officers

Name	Address	Title/Principal Occupation
Jerry A. Newby	20405 Mooresville Road Athens, AL 35613	President, Chief Executive Officer, Chairman of the Board and Farmer
C. Lee Ellis	Post Office Box 11000 Montgomery, AL 36191	Executive Vice President, Operations
H. Al Scott	Post Office Box 11000 Montgomery, AL 36191	Senior Vice President, General Counsel and Secretary
Stephen G. Rutledge	Post Office Box 11000 Montgomery, AL 36191	Senior Vice President, CFO, Chief Investment Officer
Herman A. Watts	Post Office Box 11000 Montgomery, AL 36191	Executive Vice President, Marketing
Hal F. Lee	571 Lee Road Hartselle, AL 35640	Director and Farmer
Ricky Wiggins	17111 Rockhole Bridge Road Andalusia, AL 36420	Director and Farmer
Dean Wysner	1971 County Road 27 Woodland, AL 36280	Director and Farmer
Jacob C. Harper	5680 Highway 10 East Camden, AL 36726	Director and Farmer
Steve Dunn	Route 1, Box 126 Evergreen, AL 36401	Director and Farmer
Timothy Joe Dickerson	2336 County Road 363 Lexington, AL 35648	Director and Farmer
Earl Saxon	2906 Duck Springs Road Attalla, AL 35954	Director and Farmer
Dennis Maze	2030 County Highway 14 Horton, AL 35980	Director and Farmer
John E. Walker, III	21872 Highway 43N Berry, AL 35546	Director and Farmer
Doyle Phillips	4898 County Road 88 Delta, AL 36258	Director and Farmer
Richard Edgar	686 Gantt Road Deatsville, AL 36022	Director and Farmer
Leo Allen	9372 County Road 32 Lisman, AL 36912	Director and Farmer
Jimmy Parnell	2335 Chilton Road 313 Stanton, AL 36790	Director and Farmer
Michael Dunn	407 E Hardaway Avenue Union Springs, AL 36089	Director and Farmer
David Bitto	14114 County Road 83 Elberta, AL 36530	Director and Farmer
Stanley Usery	22505 Black Road Athens, Alabama 35613	Director and Farmer
Jerry Byrd	9629 N. Highway 123 Ariton, Alabama 36311	Director and Farmer

Each Director and Officer is a United States citizen.

SCHEDULE 1-B

Alfa Mutual Fire Insurance Company

Directors and Executive Officers

Name	Address	Title/Principal Occupation
Jerry A. Newby	20405 Mooresville Road Athens, AL 35613	President, Chief Executive Officer, Chairman of the Board and Farmer
C. Lee Ellis	Post Office Box 11000 Montgomery, AL 36191	Executive Vice President, Operations
H. Al Scott	Post Office Box 11000 Montgomery, AL 36191	Senior Vice President, General Counsel and Secretary
Stephen G. Rutledge	Post Office Box 11000 Montgomery, AL 36191	Senior Vice President, CFO, Chief Investment Officer
Herman A. Watts	Post Office Box 11000 Montgomery, AL 36191	Executive Vice President, Marketing
Hal F. Lee	571 Lee Road Hartselle, AL 35640	Director and Farmer
Ricky Wiggins	17111 Rockhole Bridge Road Andalusia, AL 36420	Director and Farmer
Dean Wysner	1971 County Road 27 Woodland, AL 36280	Director and Farmer
Jacob C. Harper	5680 Highway 10 East Camden, AL 36726	Director and Farmer
Steve Dunn	Route 1, Box 126 Evergreen, AL 36401	Director and Farmer
Timothy Joe Dickerson	2336 County Road 363 Lexington, AL 35648	Director and Farmer
Earl Saxon	2906 Duck Springs Road Attalla, AL 35954	Director and Farmer
Dennis Maze	2030 County Highway 14 Horton, AL 35980	Director and Farmer
John E. Walker, III	21872 Highway 43N Berry, AL 35546	Director and Farmer
Doyle Phillips	4898 County Road 88 Delta, AL 36258	Director and Farmer
Richard Edgar	686 Gantt Road Deatsville, AL 36022	Director and Farmer
Leo Allen	9372 County Road 32 Lisman, AL 36912	Director and Farmer
Jimmy Parnell	2335 Chilton Road 313 Stanton, AL 36790	Director and Farmer
Michael Dunn	407 E Hardaway Avenue Union Springs, AL 36089	Director and Farmer
David Bitto	14114 County Road 83 Elberta, AL 36530	Director and Farmer
Stanley Usery	22505 Black Road Athens, Alabama 35613	Director and Farmer
Jerry Byrd	9629 N. Highway 123 Ariton, Alabama 36311	Director and Farmer

Each Director and Officer is a United States citizen.

SCHEDULE 1-C

Alfa Mutual General Insurance Company

Directors and Executive Officers

Name	Address	Title/Principal Occupation
Jerry A. Newby	20405 Mooresville Road Athens, AL 35613	President, Chief Executive Officer, Chairman of the Board and Farmer
C. Lee Ellis	Post Office Box 11000 Montgomery, AL 36191	Executive Vice President, Operations
H. Al Scott	Post Office Box 11000 Montgomery, AL 36191	Senior Vice President, General Counsel and Secretary
Stephen G. Rutledge	Post Office Box 11000 Montgomery, AL 36191	Senior Vice President, CFO, Chief Investment Officer
Herman A. Watts	Post Office Box 11000 Montgomery, AL 36191	Executive Vice President, Marketing
Hal F. Lee	571 Lee Road Hartselle, AL 35640	Director and Farmer
Ricky Wiggins	17111 Rockhole Bridge Road Andalusia, AL 36420	Director and Farmer
Dean Wysner	1971 County Road 27 Woodland, AL 36280	Director and Farmer
Jacob C. Harper	5680 Highway 10 East Camden, AL 36726	Director and Farmer
Steve Dunn	Route 1, Box 126 Evergreen, AL 36401	Director and Farmer
Timothy Joe Dickerson	2336 County Road 363 Lexington, AL 35648	Director and Farmer
Earl Saxon	2906 Duck Springs Road Attalla, AL 35954	Director and Farmer
Dennis Maze	2030 County Highway 14 Horton, AL 35980	Director and Farmer
John E. Walker, III	21872 Highway 43N Berry, AL 35546	Director and Farmer
Doyle Phillips	4898 County Road 88 Delta, AL 36258	Director and Farmer
Richard Edgar	686 Gantt Road Deatsville, AL 36022	Director and Farmer
Leo Allen	9372 County Road 32 Lisman, AL 36912	Director and Farmer
Jimmy Parnell	2335 Chilton Road 313 Stanton, AL 36790	Director and Farmer
Michael Dunn	407 E Hardaway Avenue Union Springs, AL 36089	Director and Farmer
David Bitto	14114 County Road 83 Elberta, AL 36530	Director and Farmer
Stanley Usery	22505 Black Road Athens, Alabama 35613	Director and Farmer
Jerry Byrd	9629 N. Highway 123 Ariton, Alabama 36311	Director and Farmer

Each Director and Officer is a United States citizen.